328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	November 10, 2009
For Immediate Release	NR#09-24

MAG SILVER EXPANDS HIGH-GRADE MOLYBDENUM AND ADDS SIGNIFICANT GOLD AT CINCO DE MAYO

1.66 grams per tonne gold with 0.60% molybdenum over 15.27 metres, within

57.34 metres carrying 0.73 grams per tonne gold and 0.35% molybdenum (Mo)

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) is pleased to announce strong gold and molybdenum assay results from initial follow-up drilling of the Pozo Seco Moly-Gold discovery on its 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico (see Press Release of September 23, 2009). The results of this step-out drilling show significant gold values in close association with the high grade molybdenum mineralization.

Hole CM09-139 is the best of the new holes, returning 0.73 grams per tonne (g/t) gold with 0.35% molybdenum over 57.34 metres (18.63 to 75.97 metre depth), including 15.27 metres (31.15 to 46.42 metre depth) grading 1.66 g/t gold and 0.60% molybdenum.  Significant results have also been encountered in the three adjoining holes (see table below), which combine to show the host environment as a near-surface, flat-lying and well-mineralized breccia. Holes CM09-137 and 138 are angle holes designed to seek a feeder for the flat-lying mineralized breccia and both holes intersected possible feeder candidates. The holes reported here are the first six holes out of a proposed 20 hole, 2,000 metre program drilled on a 200 metre grid centred on discovery Hole CM09-130 (75.2 metres of 0.31% Mo).  An additional twelve holes for which assays are pending have been drilled to date on 200 metre step outs along a north-west to south-east trend.  Details of assays received are provided below in the table and map below.

“Follow-up drilling at Pozo Seco is yielding stronger and increasingly more consistent gold values associated with high grade moly over appreciable widths, significantly enhancing the potential that a coherent near-surface, stand-alone, high-grade molybdenum-gold target exists in the area,” said Dan MacInnis, MAG Silver President.  "These results are also highly important in the context of the overall Cinco de Mayo system as the extent of the moly-gold zone here is rapidly growing larger than that known in any other CRD system”.

Table:  Highlights from Pozo Seco Moly (gold) Zone

Hole	From:	To:	Interval	Mo	Mo	Au	Pb	Zn	Ag
No.	m	m	m	ppm	%	g/t	%	%	g/t
CM09-131	102.63	106.54	3.91	1154	0.12	0.16	0.00	0.01	0.3
CM09-131	168.34	169.53	1.19	90		0.33	0.00	0.00	0.3
CM09-133	no significant results
CM09-137	37.11	88.54	51.43	1,821	0.18	trace	0.00	0.00	0.3
CM09-137	44.42	56.31	11.89	2,755	0.28	trace	0.00	0.01	0.3
CM09-137	44.42	45.52	1.10	12,720	1.27	trace	0.00	0.00	0.4
CM09-138	51.34	78.36	27.02	2,205	0.22	0.22	0.00	0.02	1.5
CM09-138	76.04	78.36	2.32	11,290	1.13	0.32	0.00	0.06	0.5
CM09-139	18.63	75.97	57.34	3,498	0.35	0.73	0.03	0.13	1.4
CM09-139	31.15	46.42	15.27	6,004	0.60	1.66	0.08	0.05	2.1
CM09-140	34.33	82.09	47.76	1,149	0.11	0.34	0.01	0.05	3.9
CM09-140	34.33	53.17	18.84	2,356	0.24	0.72	0.01	0.04	9.0

Additional drilling, Cinco de Mayo Project

Four additional holes lacking significant results have been completed recently outside the Pozo Seco area.  Hole CM09-132 was drilled approximately 1 kilometre southeast of and well off the Pozo Seco “trend”, and Holes CM09-134, 35 and 36 were drilled 5 kilometres south of Pozo Seco at Sierra Ruso in areas outboard of the silver bearing breccia cut in Hole 127, and reported September 23, 2009.

About Pozo Seco:

Pozo Seco (“dry well” in Spanish) lies above a strong 2 by 3 kilometres positive magnetic anomaly lying 4 kilometres southwest of the Jose Manto. To date, six vertical and two angle holes have been drilled into molybdenum-gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia.  Two holes (CM-131 and 133) were drilled east of the limit of consistent high-grade moly-gold mineralization within the breccia.  Angle holes (CM-137 and 138) were drilled north and west of discovery hole CM-130 to seek high-angle feeders for the flat-lying Pozo Seco Breccia.  Both hit narrow, high-angle features with strong moly but modest gold values.

Currently, effort is focused on drilling vertical offsets to discovery Hole CM-130 on a 200 metre grid centred on a NW-SE trending axis through a combination of Hole CM-130 and a series a strong, multi-stage jasperoid breccia outcrops that show the same strong NW-SE fabric. Twelve of these holes have been drilled and assays are pending; three more holes remain to be drilled on the preliminary grid.

Diagrams can be found on the website www.magsilver.com.

About Cinco de Mayo

Cinco de Mayo is a 15,000 hectare property straddling the same regionally-mappable structure that contains the largest Carbonate Replacement Deposits (CRDs) in Chihuahua. Exposures are very limited, so exploration is guided by MAG’s CRD exploration model, airborne magnetic and VTEM and ZTEM surveys, surface mapping of the sparse outcrops, and drilling.  Results to date indicate the presence of a deep 2 by 3 kilometre intrusive center with high-level intrusive offshoots lying beneath a high limestone ridge, flanked by a series of prominent linear magnetic lows that coincide with NW-SE structural zones created during pre-mineral regional thrust faulting.  The Jose Manto and Pozo Seco trends have poor to no outcrop, but have yielded the best results.  At least three other trends, some marked by pervasive silicification (jasperoid) locally carrying strongly anomalous (> 200 ppb) gold values, remain to be tested.

Overall, drilling has encountered strong CRD-skarn style mineralization and alteration in a number of areas within the roughly 8 by 16 kilometres Cinco de Mayo property with very few drillholes completely lacking mineralization in these drilled areas.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this carbonate replacement (CRD) system.  Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  Strong molybdenum mineralization in silicified breccias above the large regional positive magnetic anomaly is comparable to what is seen in the proximal parts of several major Mexican and US CRD systems and is consistent with what MAG’s CRD exploration model predicts.  Development of increasingly distal mineralization styles in structural corridors leading outward from this centre is also consistent with the model.  Despite these significant advances in the understanding of this system, this must still be considered an early-stage project.

Cinco de Mayo is held 100% by MAG and is one of six other district scale projects operated by MAG.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified new molybdenum-gold and silver-lead-zinc discoveries at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

Cinco de Mayo: Pozo Seco
(Molybdenum Gold Zone)

TSX:MAG
NYSE.A:MVG

N
S
W
E
CM09-133
CM09-137
Discovery Hole
CM09-140
CM09-130
CM09-131
CM09-138
CM08-83
CM09-139
CM09-123
CM09-129
Location Map
Jose Manto
Pozo Seco
0 5 10
Km
Legend
Drill Holes
Current Press Release
Previously Released with Moly Mineralization
Completed without Assay Results
Previously Released
Mineralized Outcrops Visible Through Soil Cover
Strong Jasperoid Development
Strong Silicification
Structure - Strongly Silicified in Outcrop
0 100 200 400 600 800
Meters
November, 2009
MAG